news release

January 9, 2014

Radius Gold and Medgold Resources sign strategic alliance agreement on Medgold’s Portuguese assets

Vancouver, Canada:  Radius Gold Inc. (TSX-V: RDU) is pleased to announce that it has entered into a strategic alliance agreement with Medgold Resources Corp. (TSX-V: MED) whereby Radius will have the right to option one of Medgold’s properties located in Portugal.  As well, Radius has agreed to participate in Medgold’s current private placement financing as to $500,000.

For a period of 18 months, Radius may select one of Medgold’s Portuguese properties in which Radius will be granted the option to earn a 51% interest by spending $3.0 million on exploration of that property.  Upon exercise of the option, a joint venture will be formed between Radius and Medgold to further develop the property.

The agreement is subject to TSX Venture Exchange approval.

About Radius

Radius has been exploring for gold in Latin America for over a decade.  The Company has a strong treasury as a result of exploration asset sales and is looking for joint venture or project acquisition opportunities across the globe.  Please call toll free 1-888-627-9378 or visit our web site (www.radiusgold.com) for more information.

ON BEHALF OF THE BOARD

“Simon Ridgway”

President and CEO

Symbols: TSXV-RDU; OTCBB-RDUFF

Contact:  Simon Ridgway

Tel: 604-801-5432;  Toll free 1-888-627-9378;  Fax: 604-662-8829

Email: info@goldgroup.com

Website: www.radiusgold.com

Neither the TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement
Some of the statements in this news release contain forward-looking information that involves inherent risk and uncertainty affecting the business of Radius Gold Inc.  Actual results may differ materially from those currently anticipated in such statement.